Magenta Therapeutics, Inc.

100 Technology Square

Cambridge, MA 02139

August 14, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Magenta Therapeutics, Inc.: Registration Statement on Form S-3 filed August 8, 2019 (File No. 333-233127)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Magenta Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 19, 2019, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact William Collins of Goodwin Procter LLP at (617) 570-1447.

Sincerely,
Magenta Therapeutics, Inc.

/s/ Jason Gardner
Jason Gardner President and Chief Executive Officer

cc:	Zoran Zdraveski, Secretary and Chief Legal Officer, Magenta Therapeutics, Inc.

William Collins, Esq., Goodwin Procter LLP

Mitchell S. Bloom, Esq., Goodwin Procter LLP